UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)*

                       BIGGEST LITTLE INVESTMENTS, L.P.
                               (Name of Issuer)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)


                                (CUSIP Number)

BEN FARAHI - 1175 WEST MOANA LANE, SUITE 200, RENO, NV 89509 - (775) 825-3355
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                June 30, 2006
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall 1be subject to all other provisions of the Act (however, see the Notes).



1. NAMES OF REPORTING PERSONS

   Ben Farahi

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)    [   ]
                                                     (b)    [   ]

3. SEC USE ONLY


4. SOURCE OF FUNDS

   PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)  [    ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

NUMBER OF         7. SOLE VOTING POWER: 40,976
SHARES BENE-
FICIALLY          8. SHARED VOTING POWER:  0
OWNED BY
EACH REPORT-      9. SOLE DISPOSITIVE POWER: 40,976
ING PERSON
WITH             10. SHARED DISPOSITIVE POWER:  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    40,976

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES [ X ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.6%

14. TYPE OF REPORTING PERSON

    IN



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by adding the following thereto:

     On June 30, 2006, the Articles of Dissolution filed by Ben, as the sole managing member of Western, with the Secretary of State of the State of Nevada with respect to Western were challenged by Ben's brothers, each of whom owns a one-third interest in Western. In the event that Western has been properly dissolved, Ben beneficially owns one-third of the Units formerly owned by Western, constituting 30,634 Units, based on his ownership of a one-third interest in Western. If, alternatively, the dissolution issue is considered to be unresolved, Ben disclaims beneficial ownership of two-thirds of the Units owned by Western pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended. In either of these events, Ben owns an aggregate of 40,976 Units, representing 22.6% of the outstanding Units. In the event that it is eventually determined under Nevada law that Ben's brothers control Western's actions, on the other hand, it is possible, although unlikely, they would control 91,902 Units on behalf of Western, constituting a 50.8% majority interest in the Partnership's outstanding Units.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to read as follows:

     (a) The aggregate percentage of Units reported owned by Ben is based upon 180,937 Units outstanding, which is the total number of Units outstanding as of March 31, 2006. Ben beneficially owns 40,976 Units, representing approximately 22.6% of the number of issued and outstanding Units as of March 31, 2006. Ben disclaims beneficial ownership of an additional 61,268 Units which are owned by Western based on the information provided in Item 5(c) below. Maxum does not beneficially own any Units.

     (b) Ben has the sole power to vote and dispose of all of the Units beneficially owned by him.

     (c) On June 22, 2006, Ben, as the sole managing member of Western, filed Articles of Dissolution with the State of Nevada with respect to Western, as a result of which Ben is the beneficial owner of 30,634 Units, or one-third of the Units owned by Western, based on his ownership of a one-third interest in Western. On June 30, 2006, the Articles of Dissolution were challenged by Ben's brothers, each of whom owns a one-third interest in Western. In the event that Western has been properly dissolved, Ben beneficially owns one-third of the Units formerly owned by Western, constituting 30,634 Units, based on his ownership of a one-third interest in Western. If, alternatively, the dissolution issue is considered to be unresolved, Ben disclaims beneficial ownership of two-thirds of the Units owned by Western. In either of these events, Ben owns an aggregate of 40,976 Units, representing 22.6% of the outstanding Units. In the event that it is eventually determined under Nevada law that Ben's brothers control Western's actions, on the other hand, it is possible, although unlikely, they would control 91,902 Units on behalf of Western, constituting a 50.8% majority interest in the Partnership's outstanding Units.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Units owned by Ben.

     (e) Not applicable.





                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   July 14, 2006        /s/ Ben Farahi
                              --------------
                                  Ben Farahi



                                  MAXUM, LLC

                             By   /s/ Ben Farahi
                                  --------------
                                      Ben Farahi
                                      Manager